UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Securities Subscription Agreement

Summary

On November 21, 2023, Fusion Fuel Green Plc, a public limited company incorporated in Ireland (the “Company”) entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”) with Belike Nominees Pty Ltd., a Macquarie Group company, as lead investor (the “Lead Investor”), pursuant to which the Lead Investor and/or its affiliated entities (the “Investors”) committed to subscribe for convertible promissory notes (the “Placement Notes”) in the aggregate principal amount of up $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the Securities Subscription Agreement (such transaction, the “Private Placement”). Each tranche size, including the initial tranche size, is to be determined by mutual agreement of the Lead Investor and the Company. Although subject to change, based on current market conditions, the initial tranche is not expected to be greater than 10% of the total aggregate Private Placement. The Company also agreed to issue to the Investors, for no additional consideration, warrants (the “Placement Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 par value per share (“Class A Ordinary Shares”) in an amount equal to 30% of the principal amount of the Placement Note divided by 130% of the volume weighted average price for the five (5) trading days immediately preceding the applicable closing date. Until the conditions precedent as described herein and in the Securities Subscription Agreement are satisfied or waived, there can be no assurance that any portion of the Private Placement will be consummated.

Initial Closing

The obligation of the Investor to consummate the initial closing of the Private Placement is subject to certain conditions precedent as further set forth in the Securities Subscription Agreement, including the filing and effectiveness of a registration statement (the “Registration Statement”) registering for resale the Class A Ordinary Shares, issuable upon conversion of the Placement Notes (the “Placement Note Shares”) and exercise of the Placement Warrants (the “Placement Warrant Shares”) purchased in the initial tranche as well as the conditions to subsequent closings as set forth below and the conditions set forth in the Securities Subscription Agreement. Additionally, as another condition precedent to the initial closing of the Private Placement, the Company shall have closed on an equity financing with a third party investor in which the Company receives net proceeds of at least One Million Dollars ($1,000,000). Further details regarding the conditions precedent to the initial and subsequent closings of the Private Placement are set forth below and in the Securities Subscription Agreement. The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors in connection with the Private Placement. The Securities Subscription Agreement, form of Placement Notes, form of Placement Warrants and Registration Rights Agreement are described further below.

Conditions to Subsequent Closings

The obligation of the Investors to purchase the initial tranche and each subsequent tranche is subject to certain conditions precedent as further set forth in the Securities Subscription Agreement, which may be waived by the Lead Investor in its sole discretion, including but not limited to:

•	A registration statement registering the resale of the Placement Note Shares and Placement Warrant Shares issuable upon conversion of the Placement Notes and exercise of the Placement Warrants issued in the applicable closing to the Investors shall have been declared effective by the Securities and Exchange Commission and no stop order or injunction shall have been issued by the SEC in connection with such effective registration statement provided that no registration statement shall be filed unless and until the size of the applicable tranche has been mutually agreed upon;

•	The average daily traded value of the Class A Ordinary Shares for the 10 consecutive trading days immediately preceding the most recent closing date is not less than 50% of the average daily traded value of the Class A Ordinary Shares for 10 consecutive trading days immediately preceding the date on which the relevant Registration Statement was filed with the SEC and the trading price of the Class A Ordinary Shares at any time on any of the three trading days immediately preceding the closing date is not less than 65% of the Closing Sale Price (as defined in the Securities Subscription Agreement) of the Class A Ordinary Shares on the date on which the relevant Registration Statement is filed with the SEC (or if such date is not a trading day, the trading day immediately preceding such date); and

•	The Company shall have a minimum balance of cash (and cash equivalent assets) equal to or greater than $500,000 U.S. Dollars within five days of the applicable closing.

Securities Subscription Agreement

The Securities Subscription Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the Securities Subscription Agreement, the Company also agreed to the following additional covenants:

●	So long as any Placement Notes remain outstanding, the Company and its subsidiaries will not effect or enter an agreement to effect any variable rate transaction.
●

So long as any of the Investors beneficially own any Placement Notes or Placement Warrants, the Company will not, without the prior written consent of the Lead Investor, offer, issue or sell (1) any Placement Notes (other than to an Investor pursuant to the Securities Subscription Agreement) or (2) other equity or securities that could reasonably be expected to cause a breach or default under the Placement Notes or the Placement Warrants or otherwise impede the ability of any Investor to exercise any rights thereunder.

●	So long as any of the Investors beneficially own any Placement Notes or Placement Warrants and subject to certain exceptions, the Company and its subsidiaries shall not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of any equity security.

In addition, the Company granted the Lead Investor the right, but not the obligation, to participate exclusively as investor in future equity and equity-linked offerings of securities during the period beginning on the date of the Securities Subscription Agreement and ending on the six (6) months anniversary of the day the Lead Investor ceases to hold any Placement Notes or Placement Warrants, in an amount of up to 100% of the securities being sold in such offerings.

Placement Notes

General

The Placement Notes will be issued with an original issue discount of 2%. On the second anniversary of the date of issuance of a Placement Note (the “Maturity Date”), the Company shall pay to the holder an amount in cash representing 100% of all outstanding principal and accrued and unpaid interest. The Placement Notes will be convertible into Placement Note Shares at any time at the option of the holder, as described further below.

Interest

The Placement Notes accrue interest at 4.00% per annum over the Secured Overnight Financing Rate (SOFR). After the occurrence and during the continuance of an Event of Default (as defined in the Placement Notes), the Placement Notes will accrue interest at the rate of 18.0% per annum. See “—Events of Default” below.

Conversion

Holders of the Placement Notes are entitled at any time and from time to time to convert all or any portion of the outstanding and unpaid principal, interest and late fees if any (collectively, the “Conversion Amount”), into validly issued, fully paid and non-assessable Placement Note Shares in accordance with the Conversion Rate (as defined below). The Company shall not issue any fraction of a Placement Note Share upon any conversion. If the issuance would result in the issuance of a fraction of a Placement Note Share, the Company shall round such fraction of a Placement Note Share up to the nearest whole share.

The number of Placement Note Shares issuable upon conversion of any Placement Note (the “Conversion Rate”) is determined by dividing (x) the Conversion Amount by (y) the higher of (i) the Minimum Conversion Price and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the Investor out of the Five (5) Trading Days immediately prior to the date of conversion. The “Minimum Conversion Price” shall be set at $0.20 provided that if at any time while the Placement Note is outstanding, the three (3) day VWAP of the Class A Ordinary Shares is less than $0.20, then the Minimum Conversion Price shall thereafter equal $0.05.

Trading Price Redemption

If, at any time prior to the Maturity Date, the VWAP of the Company’s Class A Ordinary Shares for any ten (10) trading day period is less than the Minimum Conversion Price then in effect, then the holder shall have the right, but not the obligation, to require the Company to redeem the Placement Note in full at a price equal to 108% of all outstanding principal and accrued and unpaid interest and accrued and unpaid late charges, if any, on such principal and interest.

Conversion Limitation

Holders of a Placement Note shall not have the right to convert any portion of the Placement Note pursuant to the extent that after giving effect to such conversion, the holder together with the other Attribution Parties (as defined below) collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Class A Ordinary Share outstanding immediately after giving effect to such conversion..

Events of Default

The Placement Notes contain certain customary events of default (the “Events of Default”), including, among other things, the failure of the registration statement to be filed, become or remain effective in accordance with certain deadlines set forth in the Registration Rights Agreement, and breach of the financial covenants described in “—Covenants” below.

In connection with an Event of Default, a holder may require the Company to redeem in cash any or all of a Placement Note (“Event of Default Redemption”). The redemption price (except in the case of certain Events of Default relating to bankruptcy) will equal the greater of (i) 125% of the Conversion Amount being redeemed and (ii) the Conversion Rate with respect to the Conversion Amount in effect at such time as the holder delivers notice of Event of Default Redemption multiplied by the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire redemption payment.

Change of Control

In connection with a Change of Control (as defined in the Placement Notes), a holder may require the Company to redeem all or any portion of each Placement Note (“Change of Control Redemption”). The redemption price per share will equal the greatest of (i) 125% of the Conversion Amount being redeemed, (ii) the product of 125% multiplied by the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control, and ending on the date the holder delivers notice of the Change of Control Redemption by (II) the Conversion Price then in effect and (iii) the product of 125% multiplied by the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect.

Holder Rights upon Issuance of Purchase Rights, Corporate Events, and Issuance of other Securities

If at any time the Company grants, issues or sells any options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders Class A Ordinary Shares (the “Purchase Rights”), then the holder of the Placement Note will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of Class A Ordinary Shares acquirable upon complete conversion of the Placement Note (without taking into account any limitations or restrictions on the convertibility of the Placement Note and assuming for such purpose that the Note was converted at the then effective Minimum Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Prior to the consummation of any Fundamental Transaction (as defined in the Placement Notes) pursuant to which holders of Class A Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Class A Ordinary Shares (a “Corporate Event”), a holder of a Placement Note will thereafter have the right to receive upon a conversion of the Placement Note such securities or other assets to which the holder would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by the holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Placement Note).

If and whenever the Company issues or sells, or is deemed to have issued or sold, any Class A Ordinary Shares (including the issuance or sale of Class A Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities (as defined in the Securities Subscription Agreement) issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issuance or sale or deemed issuance or sale (such Conversion Price then in effect, the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price.

Covenants

The Company will be subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters.

Placement Warrants

General

Each Placement Warrant enables its holder to acquire, at any time after the issuance date thereof and from time to time, at the Exercise Price (as defined below) then in effect, fully paid and non-assessable Placement Warrant Shares as described further below.

Exercisability

The exercise price per share of the Placement Warrants (the “Exercise Price”) shall be 130% of the VWAP of the Class A Ordinary Shares during the five (5) trading days immediately preceding the issuance of such Placement Warrant, subject to adjustment as described further below.

Exercise Period

Placement Warrants are exercisable at any time and from time to time until 11:59 p.m. on the date that is the second (2nd) anniversary of the issuance date of the Placement Warrant or, if such date falls on a day other than a trading day, the next date that is not a trading day.

Cashless Exercise

If at any time during the term of the Placement Warrant, a registration statement covering the resale of the Placement Warrant Shares issuable upon exercise of the Placement Warrants is not effective, the Holder may, in its sole discretion, exercise the Placement Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated, elect instead to receive upon such exercise the “Net Number” of Placement Warrant Shares determined according to the following formula:

Net Number =	(A x B) - (A x C)
D

.

For purposes of the foregoing formula:

A= the total number of shares with respect to which the Placement Warrant is then being exercised.

B = the VWAP of the Class A Ordinary Shares at the close of business as of the trading day immediately prior to the date of the delivery of the applicable Exercise Notice.

C = the Exercise Price then in effect for the applicable Placement Warrant Shares at the time of such exercise.

D = the VWAP of the Class A Ordinary Shares at the close of business on the date of the delivery of the applicable Exercise Notice.

No Rights as a Shareholder

Except as described above, holders of Placement Warrants do not have the rights or privileges of holders of Class A Ordinary Shares or any voting rights until they exercise their Placement Warrants and receive Placement Warrant Shares. After the issuance of Placement Warrant Shares upon exercise of the Placement Warrants, each holder will be entitled to one vote for each Placement Warrant Share held of record on all matters to be voted on by holders of Class A Ordinary Shares.

No Fractional Shares

No fractional Placement Warrant Shares (nor, for avoidance of doubt, any other Class A Ordinary Shares or any other security) are to be issued upon the exercise of a Placement Warrant, but rather the number of Placement Warrant Shares to be issued shall be rounded up to the nearest whole number.

Exercise Limitation

A holder of the Placement Warrant shall not have the right to exercise any portion of the Placement Warrant to the extent that after giving effect to such exercise, the holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% of the Class A Ordinary Shares outstanding immediately after giving effect to such conversion.

Adjustment of Exercise Price and Number of Placement Warrant Shares

The Exercise Price and the number of Placement Warrant Shares the Placement Warrants are exercisable to subscribe for are subject to customary adjustment terms, including that in the event the Company (i) pay a stock dividend on its then-outstanding Class A Ordinary Shares or otherwise make a distribution on any class of capital stock that is payable in Class A Ordinary Shares, (ii) subdivide (by any stock split, stock dividend, recapitalization or otherwise) its then-outstanding Class A Ordinary Shares into a larger number of shares or (iii) combine (by combination, reverse stock split or otherwise) its then-outstanding Class A Ordinary Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Class A Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Class A Ordinary Shares outstanding immediately after such event.

The Exercise Price of the Placement Warrants is subject to adjustment in accordance with the adjustment of the Conversion Price of the Placement Notes as described above. If and whenever the Company issues or sells, or is deemed to have issued or sold, any Class A Ordinary Shares (including the issuance or sale of Class A Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) in a Dilutive Issuance, then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price. Simultaneously with any adjustment to the Exercise Price, the number of Placement Warrant Shares that may be subscribed for upon exercise of the Placement Warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable thereunder for the adjusted number of Placement Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained therein).

Fundamental Transaction Redemption

In connection with the Company’s consummation of a Fundamental Transaction (as defined in the Placement Warrant), the Investor may require the Company (or the successor entity, as the case may be) to purchase the Placement Warrant from the Investor by paying to the Investor cash in an amount equal to the Black Scholes Value (as defined in the Placement Warrant).

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company have granted certain registration rights to the Investors, obligating the Company to have the Registration Statement declared effective as a condition to any issuance of Notes. The Registration Rights Agreement also grants the Investors customary “piggyback” registration rights. The Company will be required to pay certain Registration Delay Payments (as defined in the Registration Rights Agreement) to the Investors upon the occurrence of certain events as detailed in the Registration Rights Agreement.

Forms of the Securities Subscription Agreement, the Placement Notes, the Placement Warrants and the Registration Rights Agreement are incorporated as exhibits to this Report and are incorporated herein by reference. The summaries of such agreements contained in this Report are qualified in their entirety by reference to the text of such agreements. The Company urges you to read such agreements in full.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Placement Note.

4.2	Form of Placement Warrant.

10.1	Form of Securities Subscription Agreement between the Company and the Investors, dated as of November 21, 2023.

10.2	Form of Registration Rights Agreement between the Company and the Investors, dated as of November 21, 2023.

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 27, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer